SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC  20549

                               FORM 12b-25

                                        Commission File Number 0-24548
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                        NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended:  	For the Year ended January 1, 2006
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[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                      Part I.  Registrant Information

Full name of registrant:  Movie Gallery, Inc.
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Former name if applicable:  N/A
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Address of principal executive office (Street and number):  900 West
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Main Street
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City, State and Zip Code:  Dothan, AL 36301
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                      Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]	(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                          Part III.  Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Movie Gallery, Inc. (the "Registrant") is unable to file its Annual Report on Form 10-K for the year ended January 1, 2006 within the prescribed time period without unreasonable effort or expense because of unanticipated delays in the preparation of the report. These delays are attributable in part to (1) the integration of the financial reporting processes of the Registrant with those of Hollywood Entertainment Corporation, which the Registrant acquired during the quarter ended July 3, 2005 and (2) the concurrent negotiation and preparation of an amendment to the Registrant's senior credit facility. The Registrant expects to file its Annual Report on Form 10-K for the year ended January 1, 2006, prior to March 31, 2006.

                         Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification

Timothy R. Price (Chief Financial Officer)        (334) 677-2108
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            (Name)                       (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]  Yes  [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based upon preliminary, unaudited results which are subject to change, for the year ended January 1, 2006, the Registrant expects to report total revenue of $1.99 billion, operating loss of $476.4 million and a net loss of $556.3 million, or $17.65 per diluted share, which includes charges for impairment of goodwill and other intangible assets of approximately $527.9 million, or $10.88 per diluted share, net of tax. This is compared to revenue for 2004 of $791.2 million, operating income of $87.6 million and net income of $49.5 million, or $1.52 per diluted share.


		            Movie Gallery, Inc.
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               (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   March 20, 2006			By: /S/ Timothy R. Price
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			                 Timothy R. Price
                                         Chief Financial Officer